UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 07, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED RESULTS OF ANNUAL GENERAL MEETING**



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

ANGLOGOLD ASHANTI LIMITED
RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Friday, 7 May 2010, all ordinary and special resolutions, as specified in the notice of the meeting dated 11 March 2010, were passed by the requisite majority of shareholders.

The Special Resolution will be lodged with the Registrar of Companies for registration.

Johannesburg
7 May 2010

JSE Sponsor : UBS

ENDS

Contacts

	Tel:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	sbailey@anglogoldashanti.com
	or +27 82 330 9628	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 7, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary